AEM SPA





06013181

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/145/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 28, 2006



SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2006
WASH. D.C.
185
SECTION

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

Very truly yours,



Maria Angela Nardone
Company Secretary



Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

AEM SPA



PRESS RELEASE

Milan, 28th April 2006 – The Company wishes to make it known that, with the impending Meeting, the representative of the Municipality of Milan has informed the President of the Board of Directors that during the meeting he will ask that the Board consider a dividend of Euro 0.060 per share (while the Board of Directors has proposed a dividend of Euro 0.056 per share).

For further informaton
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it



PRESS RELEASE

APPROVED YEAR 2005 ACCOUNTS

Milan, 28th April 2006 – The Aem S.p.A Shareholders' General Meeting was convened today, and resolved:

a) to approve:

- the Board of Directors Operations Report;
- the Balance Sheet, Profit and Loss Accounts and Explanatory Notes for the 2005 accounting period, which record a net profit of € 168,140,293, as submitted by the Board of Directors, fully and in detail, including the proposed allocations and provisions;

b) to approve the following new destination for the profits of the accounting period, equal to € 168,140,293, following the proposal of the shareholder, The Municipality of Milan, present at the meeting, to allocate a dividend of € 0.060 per share (compared to € 0.056 per share proposed by the Board):

- € 8,407,015 to legal reserve;
- € 52,620,945 to extraordinary reserve;
- € 107,112,333 to shareholders dividends, amounting to € 0.060 for each of the 1,785,205,550 shares currently traded on the market. Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or contribute in part towards taxable income. The dividend will be paid on 22nd June 2006, on submission of coupon N° 8 (date of issue 19th June 2006).

* * *

The President, during the meeting, stated that the Company is currently in negotiations for the possible transfer of Metroweb S.p.A. for which some proposals had been expressed by third parties that, if valued positively by AEM could even lead to the decision to relinquish control of that Company. Furthermore he reminded, as already communicated to the market on 6th March last, that following signing of the Memorandum of Understanding between ACSM and AEM, that was aimed at admitting AEM into ACSM's shares for a value equal to 20% and the transfer from AEM to ACSM of a controlling level in Serenissima Gas, Serenissima Energia and a reference level in Mestni Plinovodi. The above-mentioned operation was approved by the Council of the Municipality of Como on 19th April 2006, and in the next few days will be subjected to approval by the Como Town Council.

For further informaton
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it